UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 12, 2008

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation*)	*(Commission File Number)*	*(IRS Employer Identification No.)*

**700 North Sam Houston Parkway West, Suite 200
Houston, Texas**
(Address of principal executive offices)

77067
(Zip Code)

832-353-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On June 12, 2008, Fred Cromer, our Vice President and Chief Financial Officer, advised the Board of Directors, that he would be leaving ExpressJet to take a position at another company effective July 15, 2008.

"The entire ExpressJet organization is grateful to Fred for his many contributions to this company throughout his tenure. While we are sad to see him leave, everyone wishes him well in his future endeavors," said President and CEO, Jim Ream.

We have appointed Phung Burns as interim Chief Financial Officer and expect to appoint our new Chief Financial Officer in the near future. Ms. Burns has been Staff Vice President–Finance and Controller since September 1, 2004, and was Senior Director and Controller previous to that time beginning in 2002. Prior to joining ExpressJet, Ms. Burns was employed by Continental Airlines, Inc. as Senior Director–Finance & Corporate Accounting from 1999–2002 and Director–Sales & Refund Accounting from 1995–1999, and for American Airlines and other companies prior to that. Ms. Burns holds a BS in Accounting from Oklahoma State University and an MBA from the University of Houston.

Ms. Burns participates in each of the management bonus and equity plans described in the proxy statement relating to our annual meeting of stockholders, filed with the SEC on April 10, 2008, and incorporated by reference into our annual report on Form 10-K for the year ended December 31, 2007. The descriptions of those plans are hereby incorporated by reference as well. Specifically, Ms. Burns

- does not have an employment agreement;
- participates in our Management Bonus Plan, under which her target annual bonus is equal to 30% of her salary;
- holds a number of stock options and shares of restricted stock awarded under our 2002 and 2007 Stock Incentive Plans, each of which is detailed in filings on Forms 3 and 4 filed with the SEC;
- participates in our Long Term Incentive Plan, under which she will receive $87,500 if she remains employed through the end of the year;
- participates in our 2007 Long Term Incentive Program and is eligible to receive 1.85% of the bonus pool established thereunder; and
- receives an annual salary of $175,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>**EXPRESSJET HOLDINGS, INC.**</u>
<u>(Registrant)</u>

Date: June 17, 2008

<u>/s/Scott R. Peterson</u>
Scott R. Peterson
Vice President and General Counsel